Exhibit 19.1

TECHPOINT, INC.

Insider Trading and Communications Policy

Policy as to Trades in the Company’s Securities By Company Personnel

and

Treatment of Confidential Information

1.
Purpose.

The Securities and Exchange Commission (the “SEC”), the United States Congress, the Financial Services Agency of Japan and the Tokyo Stock Exchange, Inc. (the “TSE”) are very concerned about maintaining the fairness and integrity of the U.S. capital markets. The securities laws of both the United States and Japan as well as rules of the TSE are continually reviewed and amended to prevent people from taking advantage of “inside information” and to increase the punishment for those who do. These laws require publicly-traded companies to have clear policies on insider trading. We are a publicly-traded company in Japan because the Japanese depositary shares of our common stock has been listed on the Mothers market of the TSE and therefore we as a publicly-traded company as well as our employees, officers, members of the Board of Directors, consultants and contractors are subject to various regulations under the Financial Instruments and Exchange Act (the “FIEA”) and other relevant orders of enforcement and cabinet office ordinances. If companies like ours do not take active steps to adopt preventive policies and procedures covering securities trades by company personnel, the consequences could be severe.

We are adopting this Insider Trading and Communications Policy to avoid even the appearance of improper conduct on the part of anyone employed by or associated with our Company (not just so-called insiders). We have all worked hard to establish our reputation for integrity and ethical conduct. We cannot afford to damage this reputation.

2.
Applicability.

This policy applies to all employees, officers, members of the Board of Directors, consultants and contractors of the Company and subsidiaries of the Company (the “Individuals”).

3.
The Consequences.

The consequences of insider trading violations can be substantial:

United States

For Individuals who trade on inside information (or tip information to others):

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A jail term of up to 20 years (30 years in certain circumstances);

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A civil penalty of up to three times the profit gained or loss avoided; and
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A criminal fine (no matter how small the profit) of up to $5 million.
•
For a company (as well as possibly any supervisory person) that fails to take appropriate steps to prevent illegal trading:
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A civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the Individual’s violation; and
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A criminal penalty of up to $25 million.

Japan

For Individuals who trade on inside information (or tip information to others):

•
A jail term of up to 5 years;
•
A civil penalty; and
•
A criminal fine (no matter how small the profit) of up to JPY5 million.

For a company that fails to take appropriate steps to prevent illegal trading:

•
A civil penalty; and
•
A criminal penalty of up to JPY500 million.

In addition, plaintiffs may claim that Individuals or the Company are also liable to contemporaneous traders.

Further, if the Company has a reasonable basis to conclude that an employee has violated the Company’s insider trading and communications policy, whether or not knowingly, the Company may impose sanctions, including dismissal for cause. Needless to say, any of the above consequences, even an investigation by supervisory authorities of the Unites States or

Japan that does not result in prosecution, can tarnish one’s reputation (as well as the Company’s) and irreparably damage a career. Finally, the size of a transaction has no impact on potential insider trading liability. In the past, even relatively small trades (e.g., trades as small as $400) have resulted in SEC investigations and lawsuits.

4.
Our Policy.

No Trading When in Possession of Material Non-Public Information. If an Individual has possession of material non-public information (often referred to as “inside information”) relating to our Company or any other securities as to which the person receives information not available to investors generally, it is our policy that neither that person nor any related person may buy or sell Securities of the Company, make a gift of Company Securities, or engage in any other action to take advantage of, or pass on to others, that information. This policy also applies to (i) information relating to any other company, including our customers or partners, obtained in the course of you rendering services to the Company or any subsidiary of the Company and (ii) an Individual who comes to know inside information from others that are familiar with such insider information of our Company or any other company.

“Buy or sell” includes a purchase and sales of Securities, transfer of Securities with or without compensation, securities index futures trading, securities options trading, securities futures trading in the foreign market, or over-the-counter transactions of securities related derivatives.

“Securities” include share certificate, straight bonds, warrant bonds with share options, share option certificates, securities or bonds that hold options for securities, Japanese depositary shares and other securities prescribed in Japanese or each jurisdiction’s laws and regulations (in Japan, it refers to the “Specified Securities” defined in Article 163, Paragraph 1 of the FIEA), including derivatives, and similar or related securities.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are no exception. Even the appearance of an improper transaction must be avoided to preserve our reputation for adhering to the highest standards of conduct.

What is Material Information? “Material information” is any information that a reasonable investor would consider important in deciding whether to buy, hold or sell Securities of the Company or any other Securities as to which the person receives information not available to investors generally, including, but not limited to, the fact defined under each Item of Article 166, Paragraph 2 of the FIEA. In short, “material information” includes any information that reasonably could affect the price of our Securities or any other Securities. Either positive or negative information may be material. It can be information about the Company or about a company with which we do business.

Examples: Common examples of information that will frequently be regarded as material are:

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projections of future earnings, losses or other business activity;
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news of a possible merger, acquisition or tender offer;
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news of a possible license agreement, collaboration or partnership;
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significant new products or delays in new product introduction or development;
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plans to raise additional capital through stock sales or otherwise;
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the gain or loss of a significant partner or customer;
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discoveries, or grants or allowances or disallowances of patents;

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changes in management;
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news of a significant sale of assets;
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impending bankruptcy or financial liquidity problems; and
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changes in dividend policies or the declaration of a stock split.

20/20 Hindsight. Remember, if your Securities transactions become the subject of scrutiny, they will be viewed after-the-fact with the benefit of hindsight. As a result, before engaging in any transaction you should carefully consider how regulators and others might view your transaction in hindsight.

Transactions by Family Members. The same restrictions apply to your immediate family members and others living in your household. You are responsible for the compliance of your immediate family and personal household.

Transactions of non-residents. The same restrictions apply regardless of whether a person is resident within the United States.

Do Not Pass Information to Others. Whether the information is proprietary information about our Company or information that could have an impact on our stock price, Individuals must not pass the information to others nor suggest others to buy or sell Securities relevant to the information. It is illegal to advise others to trade on the basis of undisclosed material information. Liability in these cases can extend to both the “tippee” — the person to whom the insider disclosed inside information — and you, as the “tipper,” and will apply whether or not you derive any benefit from another’s actions. You should not make recommendations to others concerning the purchase or sale of Securities of the Company.

When Information is Public. As you can appreciate, it is also improper for any employee to enter a trade immediately after the Company has made a public announcement of material information, including earnings releases. Under this Insider Trading and Communications Policy, inside information is deemed to become public in Japan, as stipulated in the FIEA and relevant order for enforcement, when (i) such information has been disclosed by two or more news agents for more than 12 hours, (ii) such information has been notified to the financial instruments exchanges or security business associations, and has been made available for public inspection by them, or (iii) securities registration statements, shelf registration statements, shelf registration supplements, annual securities reports, semi-annual securities reports, extraordinary reports, quarterly reports, and attachments or amendments thereto that contain such information has been made available for public inspection. Additionally, we impose certain “trading blackouts” to ensure that the Company’s stockholders and the investing public will be afforded the time to receive the information and act upon it. These are discussed below under the heading “Trading Blackouts.” To avoid the appearance of impropriety, as a general rule, you should not engage in any transaction until at least two full trading days have passed following the release of the information. Thus, if an announcement were made after the market close on a Monday, Thursday generally would be the first day on which you would be able to trade. If an announcement were made after the market close on a Friday, Wednesday generally would be the first eligible trading day.

Pre-Clearance of Trades of Company Stock. To provide assistance in preventing inadvertent violations and avoiding even the appearance of an improper transaction (which could result, for example, where an employee engages in a trade while unaware of a pending major development), all Individuals must obtain pre-clearance in writing from our Chief Financial Officer (or, in the case of our Chief Financial Officer, pre-clearance in writing from the Chief Executive Officer) of all open-market transactions in Company’s Securities (acquisitions, dispositions, transfers, gifts, etc.). You must submit a written request for pre-clearance of a transaction no later than three business days before the proposed date of execution of the transaction unless you obtain a waiver from the Audit Committee of the Board of Directors. Pre- clearance is subject to a five business day expiration and must be renewed by the applicant after five business days to be valid.

Pre-clearance does not relieve anyone of their responsibility under SEC rules as well as Japanese applicable laws and regulations. All Individuals, whether subject to pre-clearance or not, are responsible for adherence to this Insider Trading and Communications Policy, including, but not limited to: not trading on insider information; not trading during trading blackout periods; not trading for two full trading days after earnings announcements; and not trading in Securities on a short-term basis. Individuals normally not subject to pre-clearance are still responsible for written pre-clearance for the sale of stock purchased in the open market and that has been owned less than six months. If any Individual is in doubt of whether or not pre-clearance is required, the Individual should inquire with our Chief Financial Officer or obtain pre-clearance as a cautionary measure.

Trading Blackouts. From time to time, the Company may require that Individuals suspend trading because of developments known to the Company and not yet disclosed to the public. In that event, these persons are advised not to engage in any transaction involving the purchase or sale of the Company’s Securities during that period, and should not disclose to others the fact that they have been suspended from trading. The Company will also require the following mandatory trading blackout:

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Earnings Trading Blackouts – All members of the Board of Directors, officers, and employees of the Company or any subsidiary of the Company will be subject to a stock trading blackout period beginning fifteen calendar days prior to the end of a fiscal quarter until two full trading days have passed after earnings for that quarter are released.

Of course, no trading should be done at any time that a member of the Board of Directors, executive officer, employee, consultant or contractor is actually aware of a major undisclosed corporate development.

Options. Cash exercise of options may be done at any time. This policy also does not apply to the exercise of a tax withholding right pursuant to which you elect to have the Company withhold shares subject to an option to satisfy tax withholding requirements which occur as a result of certain option exercises. Same-day-sales and exercises of options are subject to trading windows, as are any other market sale of shares subject to the option for the purpose of generating the cash needed to pay the exercise price of an option (a “sell to cover”).

Exception for Approved 10b5-1 Plans. Trades by members of the Board of Directors, officers or employees in the Company’s Securities that are executed pursuant to an approved 10b5-1 trading plan (a “Trading Plan”) are not subject to the prohibition on trading under SEC rules on the basis of material non-public information contained in this Insider Trading and Communications Policy or to the restrictions set forth above relating to pre-clearance procedures and blackout periods.

SEC Rule 10b5-1 provides an affirmative defense from insider trading liability under the federal securities laws for trading plans that meet certain requirements. It does not prevent someone from bringing a lawsuit. This Insider Trading and Communications Policy permits Individuals to adopt Trading Plans with brokers that outline a pre-set plan for trading of the Company’s Securities, including the exercise of options. Trading Plans are to be implemented only during open windows and when the Individual is not aware of any material non-public information.

Any Trading Plan must comply with SEC Rule 10b5-1 and be approved in writing in advance by our Chief Financial Officer (or, in the case of our Chief Financial Officer, approved in writing in advance by our Chief Executive Officer) and the establishment of such a Trading Plan with respect to an Individual may be publicly announced by the Company.

Establishing a Trading Plan does not exempt Individuals from complying with the Section 16 six-month short swing profit rules or liability.

Similarly, continuous purchases according to the predetermined plan based on the stock ownership plan of the Company’s group are allowed without the abovementioned pre-clearance of the trade in Japan.

Revocation/Amendments to Trading Plans. An Individual may revoke his or her Trading Plan at any time, subject to the terms of the Individual’s Trading Plan. However, if the Individual terminates the Trading Plan after the first option exercise or stock sale, then the Individual must cancel all outstanding Trading Plans and agree not to enter into another Trading Plan until six months after termination of the Trading Plan.

Under certain circumstances, a Trading Plan must be revoked. This includes circumstances such as the announcement of a merger or the occurrence of an event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Chief Financial Officer or his designee or any stock administrator of the Company is authorized to notify the broker in such circumstances, thereby insulating the insider in the event of revocation.

Amendments to Trading Plans will not be allowed once the Trading Plan is in place with the consent of the Company, unless such amendment becomes effective not less than six months after the Individual is bound by such amendment.

Transactions between Parties with Knowledge of Inside Information. Under the FIEA, trades by an Individual with another party are allowed when such Individual and the counter party have knowledge of the same inside information. However, this is not permitted under this Insider Trading and Communications Policy.

Post-Termination Transactions. This Insider Trading and Communications Policy continues to apply to your transactions in Company securities even after your employment, board service or consulting services terminate. If you are in possession of material nonpublic information when your service to the Company or a subsidiary of the Company terminates, you may not trade in Company securities until that information has become public or is no longer material.

No Trading When in Possession of Tender Offeror Information. If an Individual has possession of non-public Tender Offeror Information, it is our policy that, unless permitted under applicable laws and regulations, neither that person nor any related person may buy or sell Securities of the targeted company of the tender offer or accumulate the Securities before such information becomes public. Also, an Individual who comes to know non-public Tender Offeror Information of other companies shall not provide such information to others for making their profit or avoiding their loss or suggest the tender offer or accumulate the Securities of the targeted company.

“Tender Offeror Information” refers to the fact that the Company’s group or any other third party with which an Individual has certain relationship stipulated in the FIEA and relevant order for enforcement has decided to launch a tender offer to a listed company or to purchase more than 5% of voting rights of a listed company, or decides not to launch a tender offer that it had previously publicly announced an intention to launch.

When Tender Offeror Information is Public. Under this Insider Trading and Communications Policy, Tender Offeror Information is deemed to become public in Japan, as stipulated in the FIEA and relevant order for enforcement, when (i) tender offer registration statements or written withdrawals of tender offer have been made available for public inspection, (ii) public notices of tender offer or withdrawal of tender offer have been made, (iii) the tender offeror has released the Tender Offeror Information to two or more news agents and such information has been disclosed for more than 12 hours, or (iv) such Tender Offer Information has been notified to the financial instruments exchanges and has been made available for public inspection by them.

5.
Additional Prohibited Transactions.

We believe it is improper and inappropriate for any Individual to engage in short-term or speculative transactions involving Company securities. We believe that this trading can reflect badly on the Company and that Individuals should not engage in any types of transactions that are commonly viewed as a form of “betting” for or against the Company. Accordingly, it is the Company’s policy that members of the Board of Directors, officers, employees, consultants and contractors may not engage in any of the following activities with respect to securities of the Company, without prior written pre-clearance:

•
Director and officer cashless exercise – In response to the restrictions set forth in the Sarbanes-Oxley Act of 2002, the Company will not arrange with brokers to administer cashless exercises on behalf of directors and officers of the Company. Directors and officers of the Company may only utilize the cashless exercise feature of their options if (i) the director or officer retains a broker independently of the

Company, (ii) the Company’s involvement is limited to confirming that it will deliver the stock promptly upon payment of the exercise price and (iii) the director or officer uses a “T+3” cashless exercise arrangement, in which the Company agrees to deliver stock against the payment of the purchase price on the same day the sale of the stock underlying the option settles. Under a T+3 cashless exercise, a stock broker, the issuer, and the transfer agent of the issuer work together to make all transactions settle simultaneously. This approach is to avoid any inference that the Company has “extended credit” in the form of a personal loan to the director or executive officer. Any employee who has any questions about cashless exercises may obtain additional guidance from our Chief Financial Officer.
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Director and officer trading during pension and 401(k) plan blackout periods – If Company securities are available as an investment option or used as a Company match in the Company’s 401(k) plan, directors and officers of the Company are prohibited from trading Company securities during pension and 401(k) plan blackouts, if any, in response to the restrictions set forth in the Sarbanes-Oxley Act of 2002.
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Purchases of Company securities on margin – This means borrowing from a brokerage firm, bank or other entity in order to buy Company securities (other than in connection with a so-called “cashless” exercise of options under the Company’s stock plans).
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Short sales of Company securities – This involves selling Company securities that you do not own in the expectation that the price of the securities will fall, or as part of an arbitrage transaction.
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Buying or selling puts or calls, or their equivalent positions, on Company securities – This includes options and derivatives trading on any of the stock exchanges or futures exchanges, including cashless collars.
6.
Confidential Information and Communications with the Media.

Unauthorized disclosure of internal information relating to the Company (including information regarding facilities, products or services or the Company’s partners, suppliers or customers) could cause competitive harm to the Company and in some cases could result in liability for the Company.

Unauthorized Disclosure. Individuals should not disclose internal information about the Company to anyone outside the Company, except as required in the performance of regular duties for the Company. In this regard, Individuals are prohibited from posting internal information about the Company on a “bulletin board” or “blog” on the Internet, communicating about the Company and its business in Internet-based “chat” rooms or blogs or having a blog that discusses the Company and its business.

Communications with the Media, Securities Analysts and Investors. Communications on behalf of the Company with the media, securities analysts and investors must be made only by specifically designated representatives of the Company, as communications may be regulated by federal securities laws including but not limited to Regulation FD. Unless you have been expressly authorized to make such communications, if you receive any inquiry relating to the Company from the media, a securities analyst or an investor, you should refer the inquiry to our Chief Financial Officer.

Safeguarding Confidential Information. Care must be taken to safeguard the confidentiality of internal information. For example, sensitive documents should not be left lying on desks, and visitors should not be left unattended in offices containing internal company documents.

Rumors. Rumors concerning the business and affairs of the Company may circulate from time to time. Our general policy is not to comment upon those rumors. Individuals should also refrain from commenting upon or responding to rumors and should refer any requests for comments or responses to our Chief Financial Officer.

Analyst Reports. The Company views analyst reports as the proprietary information of the analyst’s firm. The Company will not provide such reports on our corporate or other websites or through any other means to persons outside of the Company. The Company should avoid directing anyone outside the Company to an analyst report, in part to avoid the appearance of endorsing such a report.

7.
Company Assistance.

Any person who has any questions about specific transactions may obtain additional guidance from our Chief Financial Officer.

Remember, however, you are ultimately responsible for adhering to this Insider Trading and Communications Policy and avoiding improper transactions. In this regard, it is imperative that you use your best judgment.

Section 16 Filings. While the Company expects to assist each officer, director and other employee subject to Section 16 reporting requirements (including immediate family members and others in their household) (collectively, “Section 16 Reporting Persons”) with such Section 16 filings, and expects such assistance to include form preparation for all Section 16 Reporting Persons other than those who do not require such assistance, the obligation to file Section 16 reports (Forms 3, 4 and 5) is a personal obligation of each such person, and the Company is not responsible for any failure to file accurate and timely Section 16 reports. Each Section 16 Reporting Person must ensure that his or her broker provides the Company with detailed information (trade date, number of shares, exact price) regarding every transaction involving the securities of the Company, including gifts, transfers, pledges and all Rule 10b5-1 transactions, both in connection with mandatory pre-clearance requirements for such Section 16 Reporting Persons and immediately following execution.

Purchase and Sales Reports and Statements of Large-Volume Holdings. Officers and directors of the Company shall note that, in general, they are required to submit a Purchase and Sales Report under Article 163, Paragraph 1 of the FIEA when they make a purchase, sale or other certain transaction of their listed Securities. Even an employee could be required to submit such a report if the person holds voting rights of the Company constituting 10 percent or more of the whole voting rights. Additionally, a person who holds voting rights of the Company constituting 5 percent or more of the overall voting rights is required to submit a Statement of Large-Volume Holdings and its Amendment under Article 27-23, Paragraph 1, and Article 27-25 Paragraph 1 of the FIEA upon their purchase and sale of a certain amount of the Company’s listed Securities. The obligation to file Purchase and Sales Reports and Statements of Large- Volume Holdings is a personal obligation of each such person, and the Company is not responsible for any failure to file accurate and timely submission.

8.
Modifications.

This Insider Trading and Communications Policy has been approved by the Company’s Board of Directors. Officers of the Company may, from time to time, make non-substantive modifications to this Insider Trading and Communications Policy (including, without limitation, substitution of the names of the appropriate contact persons within the Company) with subsequent notice to the Company‘s Board of Directors or the Nominating and Governance Committee of the Board of Directors.

9.
Acknowledgements.

All directors, officers and employees of the Company and its subsidiaries will be required to acknowledge, electronically or in writing, their understanding of, and intent to comply with, this Insider Trading and Communications Policy. This agreement will constitute each such person’s consent for the Company to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this policy. As a condition of continued employment or engagement all employees, contractors and consultants must periodically acknowledge, electronically or in writing, that they have read and agree to abide by this policy.